

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 16, 2016

Ms. Marilyn Pinney
Controller and Corporate Secretary
Educational Development Corporation
10302 East 55th Place
Tulsa, OK 74146-6515

    Re: **Educational Development Corporation**
           Form 10-K for Fiscal Year Ended February 28, 2015
           Filed May 28, 2015
           File No. 000-04957
           Definitive Proxy Statement on Schedule 14A
           Filed June 16, 2015
           File No. 000-04957

Dear Ms. Pinney:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 28, 2015

Directors and Executive Officers of the Registrant

(b) Identification of Executive Officers, page 18

1. We note your disclosure that the "[i]nformation regarding [y]our executive officers required by Item 401 of Regulation S-K is presented in Item 1 under the subcaption 'Executive Officers.'" However, no such disclosure appears to be included in this filing. In future filings, please ensure that the information required by Item 401 of Regulation S-K is properly disclosed in your Annual Report on Form 10-K. Please tell us what this disclosure will look like.

Signatures

2. In future filings, please revise the second signature block to identify your principal executive officer. Refer General Instruction D(2) to Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation of Directors, page 8

3. In future filings, please provide a table detailing the compensation for your directors. Refer to Item 402(r) of Regulation S-K. Please tell us what this disclosure will look like.

Employment Contracts, page 10

4. In future filings, please disclose the material terms of Ms. Pinney's employment agreement as your Principal Financial and Accounting Officer. Refer to Item 402(o)(1) of Regulation S-K. If applicable, please also disclose in the Summary Compensation Table, any compensation paid or earned by Ms. Pinney. Refer to Item 402(m)(2) of Regulation S-K. Please tell us what your disclosure will look like.

Compensation Committee Report, page 10

5. Please revise your disclosure in future filings, to provide a more detailed discussion of the performance-based cash bonus component of your compensation plan. Refer to Item 402(m)(1) of Regulation S-K. Please tell us what your future disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Jennifer López, Staff Attorney, at 202-551-3792, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products